SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Monday, August 25, 2003


03029749

03 SEP -8 AM 7:21

SUPPL

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – August 25, 2003
BFS Entertainment & Multimedia Limited Announces
Results for Fiscal 2003

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

dlw 9/8

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7


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SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, August 25, 2003

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES RESULTS FOR FISCAL 2003

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, today reported its consolidated operating results for the fiscal year ended May 3, 2003.

Sales for the fiscal year ended May 3, 2003 were $8,331,166 compared to $8,502,166 for the previous fiscal year, a decrease of 2%.

For the fiscal year, operating earnings before interest, income taxes and amortization (EBITDA) were $1,653,288 or $0.21 per share, compared to $2,003,943 or $0.25 per share for the prior year. Earnings before income taxes were $342,194 compared to $813,022 for the prior year. Net earnings were $194,891 or $0.02 per share, compared to $541,722 or $0.07 per share for the previous fiscal year.

Denis B.E. Donnelly, President and CEO stated, "This year's results were negatively impacted by two factors. Firstly, the decline in the U.S. dollar, in comparison to the Canadian dollar, resulted in a reduction in our revenues and earnings. Approximately 85% of our revenues are received in U.S. dollars. Secondly, the rapidly and accelerating popularity of the DVD format in the marketplace has prompted us to revalue our investment in VHS formatted product and to provide an allowance for its expected obsolescence over the next few years."

FINANCIAL HIGHLIGHTS *(audited)*	Fiscal years ended	
	May 3, 2003	May 4, 2002
Sales	**$ 8,331,166**	$ 8,502,166
Operating earnings (EBITDA)[1]	**1,653,288**	2,003,943
Earnings before income taxes	**342,194**	813,022
Income taxes	**147,303**	271,300
Net earnings	**194,891**	541,722
Operating earnings (EBITDA)[1] per share	**$ 0.21**	$ 0.25
Basic and diluted earnings per share	**0.02**	0.07

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therfore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com